Putnam Equity Fund 2000

Putnam Equity Fund 2000 is one of a series of Putnam Funds
Trust.

The Fund offers class A shares.  Class A began on July 25,
2000.

Sales charge: class A - 5.75% maximum

12b-1 fees: class A - .35%, though the Trustees have not currently approved payments pursuant to the plan.